January 31, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.

Form 20-F: For the Fiscal Year Ended December 31, 2011

File No. 001-33198

Dear Lyn Shenk:

We have reviewed your letter to us of December 6, 2012 setting forth staff comments on the Teekay Offshore Partners L.P. (“Teekay Offshore” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2011. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed. We note the extension granted by the staff to respond by January, 31, 2013.

Critical Accounting Estimates

Vessel Lives and Impairment, page 50

SEC Comment

1. You disclose that the estimated future undiscounted cash flows of certain of the vessels reflected in the table on page 51 may be only marginally greater than their respective carrying values. Consequently, in these cases you believe that the recognition of an impairment in the future may be more likely. To give investors a better perspective of these cases, please revise the table to separately  present the information in the table for those vessels for which the estimated future undiscounted cash flows is only marginally greater than their respective carrying values.

Response to Comment #1

In future filings on Form 20-F, the Partnership will provide the requested disclosure by separately presenting the requested information in the table or by way of a footnote to the table.

SEC Comment

2. You disclose that the estimated future undiscounted cash flows of certain vessels reflected in the table on page 51 may be significantly greater than their respective carrying values. For these vessels you believe that the recognition of an impairment in the  future may primarily depend upon your deciding to dispose of a vessel instead of continuing to operate it. For these situations, please tell us and disclose the factors you consider in deciding to dispose of the vessel and recognize an impairment instead of continuing to operate it.

Response to Comment #2

In future filings on Form 20-F, the Partnership will provide the requested disclosure. The Partnership’s proposed disclosure is as follows:

“In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract.”

SEC Comment

3. In footnote 1 to the table on page 51 you disclose that the determination of estimated market values for your shuttle tankers, FSO and FPSO units involve considerable judgment, given the illiquidity of the secondhand market for these types of vessels. Please disclose the significant factors you consider in determining the estimated market values.

Response to Comment #3

In future filings, the Partnership will indicate the significant factors that were considered in determining the estimated market values for any shuttle tankers, FSO and FPSO units that are contained in the table.

Item 18. Financial Statement

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Vessels and equipment, page F-10

SEC Comment

4. When you assess that a vessel “held and used” is impaired, you reduce the carrying amount of the vessel to its estimated fair value. From your disclosures, it appears that fair value can be based on either discounted cash flow, appraised value, estimated market value, estimated sale price or estimated scrap price. It appears to us that such amounts may differ from one another. For all vessel impairments in 2011, it appears from your disclosures that the fair value was based on either the estimated sale price or estimated scrap price. However, it is not clear whether each vessel was held for use or held for sale at the time of impairment. Please clarify for us and in your disclosures how in general you determine which of the fair values indicated above is appropriate in recording impairment. For each vessel impaired in 2011, tell us which of the two indicated fair values was used and why it was appropriate for that vessel. Also, for any of the vessels impaired in 2011 that were considered to be held for use at the time of impairment, please explain to us why you considered it to be so. In connection with this and your disclosures in regard to change in operating plans for certain of your vessels, decreased global demand for vessels, and industry excess capacity and oversupply of vessels relative to demand, tell us whether you had any vessels idle at December 31, 2011 and September 30, 2012 that were not considered to be held  for sale, and if so, the aggregate number and carrying amount of such vessels.

Response to Comment #4

(a)	The estimated fair value for the Partnership’s impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership. In the context of the Partnership’s disclosure, “estimated sale price” and “estimated market value” are synonymous with “appraised value”. “Scrap value” is the amount the Partnership would expect to receive if it were to sell an older vessel that has little value left in continuing to operate based on weak near-term market conditions. This value is generally based on the price of steel and the amount of steel in the vessel. Consequently, “scrap value”, “estimated sale price” and “appraised value” are all synonymous when discussed in the context of an older vessel that has little value left in continuing to operate. In future filings, the Partnership will eliminate the use of some terms, (e.g. “estimated sale price” and “scrap value”), will clarify the remaining terminology used to describe how fair value is estimated and how in general it determines which of the fair values indicated above is appropriate in recording an impairment.

(b)	The Partnership had nine vessels that were impaired and written down to their estimated fair value in 2011. At the time of impairment, six of these vessels were considered held for use and three were considered held for sale. The estimated fair value for each of the nine vessels was determined using an appraised value. The estimated fair value for eight of the nine vessels approximated a scrap value, given the older age and the weak near-term market conditions affecting the operating results of the vessel. The remaining vessel, a relatively younger vessel, was valued using second-hand sale and purchase market data for vessels of comparable age and type. The Partnership’s six impaired vessels that were considered held for use at the time of impairment were considered as such as none of the vessels met all the “held for sale” criteria of ASC 360-10-45-9. At the time of the impairment for each of the six vessels, management had not committed to a plan to sell the vessel or an active program to locate a buyer, and other actions required to complete any plan to sell the vessel had not been initiated. Three of the six vessels were operating pursuant to existing customer contracts at the time of the impairment and, as such, the Partnership had no plans to sell these vessels at that time. Two of the six vessels were internally designated for potential upcoming offshore projects and, as such, the Partnership had no plans to sell these two vessels. The remaining vessel, which was impaired in the third quarter of 2011, was ultimately sold in August 2012. However, the process to sell this vessel did not commence until approximately June 2012.

(c)	The Partnership had one vessel at December 31, 2011 and four vessels at September 30, 2012 that were idle and not considered held for sale as they were internally designated for potential upcoming offshore projects. The aggregate carrying value of such vessels was $8.6 million (December 31, 2011) and $29.7 million (September 30, 2012). For purposes of this response, the Partnership considers vessels that are “laid-up” to be synonymous with vessels that are “idle”. Consequently, a vessel that completed its charter on December 30, 2011 and commenced its next charter on January 1, 2012 would not be considered “idle” for the purpose of this response.

Note 8. Long-Term Debt, F-18

SEC Comment

5. We note on page 11 that you have a financing arrangement that requires you to maintain a vessel value to outstanding loan  principal balance ratio. Please disclose the basis for the associated vessel value of the vessel subject to this ratio. In so doing, include a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the ratio. In view of your history of impairment of vessels and disclosure of the continued decline in market values of vessels, also disclose the degree by which this covenant was satisfied.

Response to Comment #5

In future filings, the Partnership will provide the requested disclosure.

* * * * *

In connection with responding to the staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.

Sincerely,

/s/ Peter Evensen

Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Philip Dowad (KPMG LLP)

John J. Peacock (Audit Committee Chair)

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